CUSIP NO. 781748108	Page 1 of 11 pages

SCHEDULE 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Rural/Metro Corporation
 (Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

781748108
(CUSIP Number)

P. Robert Moya, Esq.
Quarles & Brady Streich Lang
Two North Central Avenue
Phoenix, Arizona 85004
Telephone: (602) 229-5200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

(Continued on following pages)

CUSIP NO. 781748108	Page 2 of 11 pages

SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ernst Matthijs Hendrik Van der Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF (see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 277,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 277,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.81%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 781748108	Page 3 of 11 pages

SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ernst-Willem Van der Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF (see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 592,500 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 592,500 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.81%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 781748108	Page 4 of 11 pages

SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nicolaas P. Monteban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF (see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 95,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 95,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.81%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 781748108	Page 5 of 11 pages

SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark J. Rosman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF (see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 6,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.81%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 781748108	Page 6 of 11 pages

SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark S. Howells

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF (see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 633,350 8 SHARED VOTING POWER 17,200 9 SOLE DISPOSITIVE POWER 633,350 10 SHARED DISPOSITIVE POWER 17,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.81%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 781748108	Page 7 of 11 pages

SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce W. Derrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF (see Item 3 below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 436,873 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 436,873 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,057,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.81%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 781748108	Page 8 of 11 pages

SCHEDULE 13D/A

ITEM 1. SECURITY AND ISSUER.

This constitutes Amendment No. 1 to the statement on Schedule 13D, dated April 6, 2001, filed by Ernst Matthijs Hendrik Van der Lee, Ernst-Willem Van der Lee and Nicolaas P. Monteban, and also constitutes Amendment No. 3 to the statement on Schedule 13D, dated March 7, 2001, filed by Mark S. Howells and Bruce W. Derrick.

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $.01 per share (the “Stock”), of Rural/Metro Corporation (the “Issuer”), a Delaware corporation, with principal executive offices located at 8401 East Indian Road, Scottsdale, Arizona 85251.

ITEM 2. IDENTITY AND BACKGROUND

a.	This statement is being filed together by Ernst Matthijs Hendrik Van der Lee, Ernst-Willem Van der Lee, Nicolaas P. Monteban, Mark J. Rosman, Mark S. Howells and Bruce W. Derrick. Ernst Matthijs Hendrik Van der Lee, Ernst-Willem Van der Lee, Nicolaas P. Monteban, Mark J. Rosman, Mark S. Howells and Bruce W. Derrick are sometimes collectively referred to herein as the “Reporting Persons”.

b.	The principal business address of Ernst Matthijs Hendrik Van der Lee, Ernst-Willem Van der Lee, Nicolaas P. Monteban and Mark J. Rosman is Wagenaarweg 7, 2597 LL The Hague, The Netherlands. The principal business address of Mark S. Howells is 2390 East Camelback Road, Suite 315, Phoenix, Arizona 85016. The principal business address of Bruce W. Derrick is 3900 Essex Lane, Suite 550, Houston , Texas 77027.

c.	Ernst Matthijs Hendrik Van der Lee is President and CEO of Xalladio Holding B.V., an investment company.
Ernst-Willem Van der Lee is President and CEO of Galladio Holding B.V., an investment company.
Nicolaas P. Monteban is CFO of Galladio Capital Management B.V., an investment, real estate and financial services company.
Mark J. Rosman is Chief Counsel for Galladio Capital Management, B.V.
Mark S. Howells is the President and Chief Executive Officer of M.S. Howells & Company, a financial services company.
Bruce W. Derrick is the President of Derrick Interests, Inc., a real estate and investment company.

d.	None of the Reporting Persons during the last five years has been convicted in a criminal proceeding, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

e.	Ernst Matthijs Hendrik Van der Lee, Ernst-Willem Van der Lee, Nicolaas P. Monteban and Mark J. Rosman are citizens of The Netherlands. Mark S. Howells and Bruce W. Derrick are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds required by:

Ernst Matthijs Hendrik Van der Lee to purchase the 277,000 shares of Stock owned by him was $870,261. All funds used to purchase this stock were obtained from the personal funds of Ernst Matthijs Hendrik Van der Lee.

Ernst-Willem Van der Lee to purchase the 592,500 shares of Stock owned by him was $1,944,025. All funds used to purchase this stock were obtained from the personal funds of Ernst-Willem Van der Lee.

Nicolaas P. Monteban to purchase the 95,000 shares of Stock owned by him was $204,830. All

CUSIP NO. 781748108	Page 9 of 11 pages

SCHEDULE 13D/A

funds used to purchase this stock were obtained from the personal funds of Nicolaas P. Monteban.

Mark J. Rosman to purchase the 6,000 shares of stock owned by him was $27,041. All funds used to purchase this stock were obtained from the personal funds of Mark J. Rosman.

Mark S. Howells to purchase the 650,550 shares of Stock owned by him was $1,065,099. All funds used to purchase this stock were obtained from the personal funds of Mark S. Howells.

Bruce W. Derrick to purchase the 436,873 shares of Stock owned by him was $1,285,849. All funds used to purchase this stock were obtained from the personal funds of Bruce W. Derrick.

ITEM 4. PURPOSE OF TRANSACTION

Each of the Reporting Persons independently purchased shares of the Issuer’s Stock because they had individually determined that the Stock may present significant opportunities for realization of increased shareholder value. Subsequently, on March 2, 2001, Mark S. Howells and Bruce W. Derrick orally agreed to act in concert for the purpose of influencing the business and affairs of the Issuer with the intent of maximizing shareholder value. Recently, on August 24, 2001, the Reporting Persons orally agreed to act in concert for the purpose of influencing the business and affairs of the Issuer with the intent of maximizing shareholder value. To this end, the Reporting Persons may engage in any number of activities including, but not limited to, the following: (i) meetings and discussions with management and the Board of Directors of the Issuer with the intent to influence the Issuer’s business and affairs including its Board of Directors composition, the acquisition or disposition of assets, businesses or properties, or the pursuit of strategic initiatives; (ii) discussions with other shareholders of the Issuer with the intent to communicate the viewpoints of the Reporting Persons and thereby seek their support in so influencing the Issuer’s business and affairs; (iii) request that the Board of Directors of the Issuer take actions to reconstitute the Board of Directors so that it is comprised of (x) the current Chief Executive Officer and (y) other directors who are each truly independent (having no other business relationships with the Issuer) and who are committed to pursuing alternative that will successfully effect a restructuring and refinancing of the Issuer and otherwise maximize shareholder value; and (iv) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Issuer including contacts with the Issuer and third parties with respect to potential extraordinary corporate transactions. At this time, the Reporting Persons do not seek to acquire control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Based on information included in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2001, there were 14,899,920 shares of Stock outstanding as of May 10, 2001.

a.	The Reporting Persons, as members of a group, beneficially own 2,057,923 shares or 13.81% of the Issuer’s Stock.

b.	Ernst Matthijs Hendrik Van der Lee has the sole power to vote and to dispose of 277,000 shares of the Issuer’s Stock.
Ernst-Willem Van der Lee has the sole power to vote and to dispose of 592,500 shares of the Issuer’s Stock.
Nicolaas P. Monteban has the sole power to vote and to dispose of 95,000 shares of the Issuer’s Stock.
Mark J. Rosman has the sole power to vote and to dispose of 6,000 shares of the Issuer’s stock.
Mark S. Howells has the sole power to vote and to dispose of 633,350 shares of the Issuer’s Stock and the shared power to vote and to dispose of 17,200 shares of the Issuer’s Stock.
Bruce W. Derrick has the sole power to vote and to dispose of 436,873 shares of the Issuer’s Stock.

c.	The following transactions in the Issuer’s Stock were effected by the Reporting Persons during the 60 days preceding the date of this report. All of such transactions were open market transactions.

		Number	Price
Reporting Persons	Date	of Shares	per Share

EMH van der Lee	06/07/01	1,550	$1.05
EMH van der Lee	06/28/01	7,500	$0.98
EMH van der Lee	07/03/01	11,000	$0.94
EMH van der Lee	07/20/01	2,500	$0.87
EMH van der Lee	07/24/01	2,500	$0.87
EMH van der Lee	07/26/01	10,000	$0.88
EMH van der Lee	08/21/01	2,200	$0.72
EMH van der Lee	08/22/01	12,800	$0.71

CUSIP NO. 781748108	Page 10 of 11 pages

SCHEDULE 13D/A

EW van der Lee	06/07/01	4,550	$1.05

EW van der Lee	06/08/01	900	$1.07

EW van der Lee	06/28/01	12,500	$0.98

EW van der Lee	07/03/01	20,000	$0.94

EW van der Lee	07/20/01	7,500	$0.87

EW van der Lee	07/24/01	7,500	$0.88

EW van der Lee	07/25/01	5,700	$0.88

EW van der Lee	07/26/01	14,300	$0.88

EW van der Lee	08/22/01	5,500	$0.71

NP Monteban	06/07/01	2,000	$1.05

NP Monteban	06/28/01	5,000	$1.00

NP Monteban	07/03/01	1,000	$0.96

MS Howells	07/25/01	(1,000)	$0.82

MS Howells	07/26/01	(28,795)	$0.83

MS Howells	08/02/01	(10,000)	$0.72

MS Howells	08/03/01	(6,700)	$0.72

MS Howells	08/06/01	(5,000)	$0.69

MS Howells	08/07/01	(19,735)	$0.68

MS Howells	08/08/01	(31,429)	$0.74

MS Howells	08/09/01	(10,000)	$0.74

MS Howells	08/13/01	(7,000)	$0.70

MS Howells	08/15/01	(5,000)	$0.77

MS Howells	08/16/01	(600)	$0.68

MS Howells	08/17/01	(5,000)	$0.72

MS Howells	08/23/01	(10,971)	$0.71

BW Derrick	08/20/01	(31,700)	$0.68

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons have agreed orally to act in concert for the purpose of influencing the business and affairs of the Issuer in the manner described above in Item 4. However, the Reporting Persons presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Issuer’s Stock or any of its other securities.

         Mark S. Howells acknowledges beneficial ownership of the Stock held in each trust listed in Schedule 1 to the Schedule 13D dated March 7, 2001, filed by Mark S. Howells and Bruce W. Derrick, by virtue of the fact that he renders advice to the trustees of such trusts regarding the acquisition and disposition of the Stock held in the trusts. At the present time, neither Mark S. Howells nor Bruce W. Derrick has any agreement, arrangement or understanding with any of the trustees with respect to the matters set forth in this statement on Schedule 13D and they expressly disclaim that the trusts or their trustees are acting in concert with them at this time with respect to such matters.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as exhibits to this Schedule 13D.

EXHIBIT 99.1	Joint Filing Agreement

CUSIP NO. 781748108	Page 11 of 11 pages

SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ernst Matthijs Hendrik Van der Lee Ernst Matthijs Hendrik Van der Lee

Date: 08/27/01

/s/ Ernst-Willem Van der Lee Ernst-Willem Van der Lee

Date: 08/27/01

/s/ Nicolaas P. Monteban Nicolaas P. Monteban

Date: 08/27/01

/s/ Mark J. Rosman Mark J. Rosman

Date: 08/27/01

/s/ Mark S. Howells Mark S. Howells

Date: 08/27/01

/s/ Bruce W. Derrick Bruce W. Derrick

Date: 08/27/01

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	JOINT FILING AGREEMENT